UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 2, 2019

Commission File Number: 001-31269

ALCON INC.

(Registrant Name)

Rue Louis-d’Affry 6
1701 Fribourg, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Alcon Appoints Senior Leaders in Final Preparation for Spin-off

Alcon Inc. today announced key leadership changes as part of its final preparations for the expected spin-off from Novartis AG.

Timothy C. (Tim) Stonesifer, 51, will be appointed as Alcon’s next Chief Financial Officer, replacing Alcon’s current Chief Financial Officer, David Murray, effective as of the date of the spin-off, which has been announced as April 9, 2019. A copy of Alcon’s press release is hereby furnished as Exhibit 99.1 hereto.

Mr. Stonesifer is an experienced public company executive who most recently served as Executive Vice President and Chief Financial Officer at Hewlett Packard Enterprise.  He had served in that role from November 2015 through September 2018.  Prior to that role, Mr. Stonesifer acted as Senior Vice President and Chief Financial Officer, Enterprise Group at HP Co. from February 2014 to November 2015. Before joining HP Co., he served as Chief Financial Officer of General Motors International Operations, an automotive company, from May 2011 to January 2014. Previously, he served as Chief Financial Officer of Alegco Scotsman, a storage company, from June 2010 to May 2011. Prior to that, Mr. Stonesifer served as Chief Financial Officer of Sabic Innovative Plastics (formerly GE Plastics) from August 2007 to June 2010 after having served in various other positions at General Electric since joining the company in 1989.

Mr. Murray will remain with Novartis post-spin.

Alcon also announced that Rajkumar (Raj) Narayanan, 54, will be added to the Executive Committee of Alcon, effective as of the date of the spin-off.  Mr. Narayanan was recently appointed Senior Vice President, Operational Strategy and Chief Transformation Officer of Alcon.  He had served as Alcon’s Asia Region President since June 2017.  Prior to joining Alcon, Mr. Narayanan had served in various roles of increasing responsibility with Allergan, Inc., including as its Senior Vice President, Asia Pacific Region., since 1995.  He also spent more than eight years with Hindustan Unilever, Ltd.

Forward-looking Statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 that can generally be identified by words such as “commitment,” “may,” “look forward,” “estimates,” “projected,” “will,” “potential,” “anticipate,” “intend,” “plan,” “seek,” “believe,” “expect,” “intention,” “should,” “maintaining” or similar expressions, or by express or implied discussions regarding the potential outcome, or financial or other impact on Alcon or any of its businesses of the separation and spin-off from Novartis; or regarding potential future sales or earnings of Alcon or any of its businesses or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements.

Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that Alcon will be able to realize any of the potential strategic benefits or opportunities as a result of the separation and spin-off. Nor can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that Alcon, or any of its businesses, will be commercially successful in the future, or achieve any particular credit rating or financial results. Nor can we guarantee the separation and spin-off will be successful.

In particular, our expectations could be affected by, among other things: uncertainties regarding the success of our separation and spin-off from Novartis, including our ability to establish the infrastructure needed to operate as a standalone company without significant management distraction or business disruption; and general political, economic and trade conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world.

Some of these factors are discussed in more detail in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F, particularly under “Item 3. Key Information—3.D. Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The statements in this announcement are as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this announcement as a result of new information, future events or otherwise.

Exhibit
Number	Description
99.1	Alcon Inc. Press Release, dated April 2, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon Inc.

Date: April 2, 2019	By:	/s/ David J. Endicott
	Name:	David J. Endicott
	Title:	Authorized Representative

	By:	/s/ Royce Bedward
	Name:	Royce Bedward
	Title:	Authorized Representative